By Facsimile: (212) 474-3700


Richard Hall, Esq.						December 2, 2005
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 8th Avenue
(212) 474-1000

Re:  	Placer Dome Inc.
	Schedule TO-T filed by Barrick Gold Corporation on November 10, 2005 and all amendments to date
	File No.005-52643

Dear Mr. Hall:

	Notwithstanding the fact only thirteen business days, including today, remain in the above-captioned offer, we have not yet received your response to our letter dated November 22, 2005, nor have we found an amendment to your offer documents in response to such letter filed on EDGAR. The comment letter issued today supplements and is in addition to our prior comment letter.

General

1. Prior Comment 1. We last noted that Goldcorp played a significant role in initiating, structuring, and negotiating the tender offer with Barrick Gold Corporation, appears to have some control over some of terms of the tender offer, including, but not limited to any potential increase in offer price, will own assets of the target company, Placer Dome, in the tender offer, and is providing financing for the proposed transaction. We asked you to provide a detailed analysis explaining why Goldcorp has not been identified as a bidder on your Forms 425 or has not separately filed Schedules TO-T. In the alternative, we asked that you add Goldcorp to an amended Schedule TO-T promptly and confirm that future Form 425 filings will identify Goldcorp as a bidder in this tender offer. Further and in addition to this comment, please inform us what consideration has been given to whether the addition of Goldcorp as a bidder will constitute a material change to the tender offer materials. When preparing your response, please discuss the applicability of the requirements under Rule 14d-4(d)(2) and the number of business days that would need to remain in the offer if Goldcorp is added as a bidder. Advise us of your intentions with regard to actual dissemination of such material amendment in the form of a supplement to Placer Dome security holders.

2. We bring your attention to the requirement that any communications made in connection with an offer registered under the Securities Act of 1933 need be filed as Form 425 filings pursuant to Rule 14d-2 under the Exchange Act. In this regard, we note that Goldcorp issued a press release and held an analysts` call, available via webcast on Goldcorp`s website on the date the offer was announced, each of which would constitute "written communications" relating to the offer that, if Goldcorp is deemed to be a "bidder", would be required to be filed with the Commission. In addition, it appears that Ian Telfer, President and CEO of Goldcorp, has made numerous communication regarding his assessment of the merits of the offer and the likelihood of alternatives emerging. Please file all communications made by Goldcorp and its representatives and provide us with a complete list of such communications made to date and required Form 425 filings.

Summary Historical and Unaudited Pro Forma Consolidated Financial
Information, page 12

3. Prior Comment 7. In our prior comment 7 we requested that you revise the pro forma financial information. In addition, we note that the pro forma statements provided in the offer documents do not show the effect of the sale of assets to Goldcorp on the combined company`s financial position and results of operations. You state that you did not include the effect of the sale of the assets to Goldcorp in the pro forma information because of a "lack of complete publicly available information relating to the assets, liabilities, revenues and expenses" of the assets to be sold to Goldcorp. Please see Note 1 on page A-5 of the offer circular. We note, however, that you publicly disclose to analysts and security holders pro forma estimates of the combined entity`s 2005 production, revenue, cash position, net debt and earnings before interest, taxes and depreciation, which are adjusted to take into account the impact of the sale of the assets to Goldcorp. We refer you to slides 11 and 12 in your analyst presentation dated November 14, 2005 filed as an exhibit to Amendment No. 2 to your Schedule TO filed on November
15, 2005. Item 10 of Schedule TO requires a bidder to furnish pro forma information disclosing the effect of the transaction on the target company`s financial statements, if material. Please revise your pro forma information to provide the information required by Item 1010(b) of Regulation M-A to show the effect of the sale of the assets to Goldcorp on the combined company`s financial position and results of operations. Alternatively, tell us why you do not believe that you can provide such information in light of the information contained in Amendment No. 2 to the Schedule TO.

 The Offer, page 19

4. Prior Comment 8. We previously asked to you to tell us your plans for relief regarding your multiple take-up dates. Please amend your disclosure to explain when or why multiple take-up dates would be utilized, how multiple take-up dates would affect a security holder`s withdrawal rights, when shares tendered would be taken-up and when a shareholder who tenders in the offer would receive payment for such holders` shares.

5. We refer you to your discussion of pro-rationing procedures in section 1, "The Offer," page 19. We note that you state that consideration to be received by each holder will be pro rated to ensure that the aggregate consideration to be received in the offer does not exceed the maximum aggregate amount of cash payable, or the maximum aggregate number of shares issuable, in the offer. We believe, however, that you should clarify how these procedures will work in practice. Please consider including illustrative examples or charts of a number of potential outcomes including the amount of cash and stock to be received by security holders so that security holders can easily understand the pro rationing mechanics.

Conditions of the Offer, page 26

6. We previously issued a number of comments related to your conditions of the offer. We direct your attention to condition
"(h)", the condition that, among other things, provides that no term or condition in any instrument or obligation to which Placer
Dome is a party may reduce the expected economic value to Barrick or make it inadvisable to proceed with the offer, including any purchase right. It appears that Placer Dome`s 2.75% Convertible Senior Notes due 2023 have a provision that may require Barrick to offer to repurchase the notes upon its acquisition of all or substantially all of Placer Dome`s shares. This provision was apparently included in the indenture governing the notes when they were issued on March 6, 2003 and such indenture is publicly available. To the extent that a condition could not have been satisfied as of the date of the offering documents you should waive such conditions. Please tell us your plan with respect to this condition vis-a-vis these notes and this indenture.

7. In the future, to the extent that applicable offer conditions cannot be satisfied as of a subsequent date due to intervening events, Barrick should state promptly whether or not the conditions are being waived to the extent they are incapable of being satisfied. In this regard, we note Placer Dome`s public announcements of its intent to evaluate strategic alternatives. Generally, the progression of such matters may implicate various conditions in offers such as this offer which would make a condition incapable of being satisfied.

8. We direct your attention to condition "(n)", the condition that provides you with all non-public information relating to Placer
Dome, including access to management of Placer Dome, as may be given, provided or made available by Placer Dome to any other potential acquirer. We note that in Barrick Gold`s press release issued on November 23, 2005, which was filed with the Commission pursuant to Rule 425 and incorporated by reference to your Schedule TO by means of Amendment No. 4 filed on November 25, 2005, you laid out several perceived advantages which, in Barrick`s view, makes the offer more attractive than alternatives that may be available to Placer Dome. One of the advantages cited by Gregory Wilkins, Barrick`s
President and CEO, was that the offer is "not conditional on . . . completion of due diligence." Please reconcile this statement made by Mr. Wilkins with the condition referenced above, that appears to require information consistent with due diligence. In the future, we believe that you should refrain from citing this as an advantage of the offer or alternatively waive your condition regarding access to non-public information and Placer Dome`s management.

Right to Withdraw Deposited Shares, page 31

9. Please amend your disclosure to distinguish between the notice of withdrawal requirements and the requirements for the physical release of withdrawn securities as provided by Rule 14d-7(b) of the Exchange Act. As currently drafted, your notice of withdrawal requirements include certificate numbers and a signed request for withdrawal accompanied by a signature guarantee, which may be conditions precedent to the physical release of withdrawn securities, but not the notice of withdrawal.

Closing Comment

      We remind you that we urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the bidders are in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

	In connection with responding to our comments, please provide, in writing, a statement from all bidders acknowledging that:

* All bidders are responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* the bidders may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      As appropriate, please amend your documents in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. In addition, depending upon your response to these comments, a supplement may need to be sent to security holders.

Please direct any questions to me at (202) 551-3257. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

           					Very truly yours,



         					Celeste M. Murphy
						Special Counsel
						Office of Mergers and Acquisitions